UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the calendar year ended December 31, 2002 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                      to

Commission file number 001-09338

     A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICHAELS STORES, INC.
EMPLOYEES 401(k) PLAN

     B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

MICHAELS STORES, INC.
8000 Bent Branch Drive, Irving, Texas 75063
P.O. Box 619566, DFW, Texas 75261-9566

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REPORT OF INDEPENDENT AUDITORS

Administration Committee
Michaels Stores, Inc. Employees 401(k) Plan

     We have audited the accompanying statements of net assets available for benefits of the Michaels Stores, Inc. Employees 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of non-exempt transactions for the year ended December 31, 2002 and of assets (held at end of year) as of December 31, 2002 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

ERNST & YOUNG LLP

Dallas, Texas June 9, 2003

MICHAELS STORES, INC. EMPLOYEES 401(k) PLAN
STATEMENTS OF
NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	December 31,	December 31,
	2002	2001

Assets
Michaels Stores, Inc. Common Stock Fund	$16,782	$20,001
Investment in shares of registered investment companies	37,201	35,655
Participant loans receivable	2,092	2,113
Contributions receivable:
Participants	—	189
Employer	—	70

	56,075	58,028

Liabilities
Contributions refundable:
Participants	—	240
Employer	—	192

	—	432

Net assets available for benefits	$56,075	$57,596

See accompanying notes to financial statements.

MICHAELS STORES, INC. EMPLOYEES 401(k) PLAN
STATEMENT OF CHANGES IN
NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2002
(In thousands)

Additions
Investment income (loss):
Interest	$238
Dividends	701
Net depreciation in fair value of investments	(3,691)

Net investment loss	(2,752)

Contributions:
Participants	6,224
Employer	2,050

Total contributions	8,274

Total additions	5,522

Deductions
Distributions to participants	7,043

Net decrease	(1,521)

Net assets available for benefits:
Beginning of year	57,596

End of year	$56,075

See accompanying notes to financial statements.

MICHAELS STORES, INC. EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

1.     Description of the Plan and Basis of Presentation.

     The Michaels Stores, Inc. Employees 401(k) Plan (the “Plan”) became effective on February 1, 1987, for eligible employees of Michaels Stores, Inc. (the “Employer” or the “Company”) and its subsidiaries. The Plan is a defined contribution plan designed to comply with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is intended to satisfy the qualification requirements of the Internal Revenue Code of 1986, as amended (“IRC”).

     The following is a brief description of the Plan as of December 31, 2002. Participants should refer to the plan document for complete information regarding the Plan.

     Participation - Employees become eligible to participate in the Plan once they have reached the age of 21 and have either completed 500 hours of service with the Company during their first six months of employment or during any subsequent six-month period beginning on January 1 or July 1, or completed 1,000 hours of service with the Company during a 12-month period beginning on January 1 or July 1. The Administration Committee has developed and implemented a system to notify each employee upon his or her initial eligibility to participate in the Plan. Eligible employees who desire to participate in the Plan must elect to participate by phoning the voice response system, speaking with a customer service representative or enrolling on the Plan’s website maintained by the Plan’s recordkeeper to authorize the Employer to make payroll deductions for participant contributions to the Plan.

     Contributions - Each participant may elect to have his or her compensation reduced, in increments of whole percents, at a minimum of 1% up to a maximum of 15% of the participant’s considered compensation, as defined by the Plan, through payroll deductions, and have the Employer contribute these amounts (“Salary Reduction Contributions”) for each pay period to the Plan. A participant’s Salary Reduction Contributions to the Plan and other such plans may not exceed an amount determined under the IRC each calendar year ($11,000 in 2002). Each participant may also elect to make voluntary, after-tax contributions at a minimum of 1% up to a maximum of 10% of the participant’s considered compensation (“Employee Contributions”). In addition, the Employer is required to make a contribution (“Employer Matching Contributions”) to the account of each participant in an amount equal to 50% of the participant’s Salary Reduction Contributions that do not exceed 6% of the participant’s considered compensation in such pay period.

     Employer Matching Contributions are deposited as soon as administratively feasible after the Employer Matching Contributions for the applicable pay period have been determined.

     All contributions are invested based upon the participants’ investment elections. Participants may elect to invest their entire Plan account balance in one of, or in any combination of, a variety of investment options, which have been selected by the Plan’s Investment Committee.

     Administration of the Plan - The Plan is administered by an Administration Committee consisting of two people, both employees of the Employer, appointed by the Employer’s Board of Directors. The members of the Administration Committee serve at the discretion of the Board of Directors without compensation for their services.

     A separate account is maintained in the Plan for each participant. The account balances for participants are adjusted periodically as follows:

     (a)  All contributions are allocated to participants’ accounts with each Company payroll.

     (b)  Participants’ withdrawal requests are processed weekly.

     (c)  Income and gains and losses from investments are allocated to the participants’ accounts daily.

     (d)  Transfers are processed on a daily basis.

MICHAELS STORES, INC. EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2002

     Custodian of Investments - The assets of the Plan are held in a trust and managed by a trustee (“Trustee”), who may be an employee of the Company. Smith Barney Corporate Trust Company (“Smith Barney”) served as the Trustee of the Plan through December 31, 2001. Effective January 1, 2002, State Street Bank and Trust Company (“State Street”) became Trustee of the Plan. On December 29, 2001, substantially all of the assets of the plan were transferred from Smith Barney to State Street.

     Vesting - Participants become partially vested in Employer Matching Contributions (including investment gains and losses thereon) at the rate of 33% after one year of service and 67% after two years of service. Employer Matching Contributions vest 100% upon the participant completing three years of service, or upon their death or attainment of age 65 while an employee of the Company. Salary Reduction Contributions and Employee Contributions are 100% vested and non-forfeitable at all times, as are contributions rolled over to the Plan from another plan (“Rollover Contributions”). The Company may use forfeitures from non-vested participants to reduce future Employer Matching Contributions.

     Withdrawals - Upon termination of employment with the Company, participants are entitled to, and may withdraw from the Plan, the vested portion of Employer Matching Contributions and 100% of Salary Reduction Contributions, Employee Contributions and Rollover Contributions. In-service withdrawal provisions of the Plan allow for early withdrawal of Employee Contributions and Rollover Contributions at any time and for any reason. Participants who are employees and are over age 59-1/2 may withdraw amounts from their fully vested accounts. Hardship withdrawals of Salary Reduction Contributions may be made under certain limited circumstances while the participant is employed by the Company. In-service withdrawals may be subject to ordinary income taxes and early distribution penalty taxes. Participants may request distribution of their account any time after their employee termination date, and most participants must begin receiving payments from their account balance by April 1 of the calendar year following the later of the year of employment termination or the year in which they reach age 70-1/2.

     Loans - Active participants in the Plan may obtain loans from their account balances subject to certain requirements without incurring income taxes or penalty taxes. Participant loans are repaid, with interest, on an after-tax basis through payroll deductions. Loan repayments (including interest) are deposited to each participant’s account and invested according to the participant’s investment elections in effect at the time of repayment.

     Income Tax Status - The Plan has received a determination letter from the IRS dated July 16, 2002, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Administration Committee believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

     Termination of the Plan - While the Company has not expressed any intent to discontinue the Plan, the Company may terminate the Plan at any time. In the event the Plan is terminated, the Plan accounts of all active participants would become fully vested.

2.     Summary of Significant Accounting Policies.

Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

MICHAELS STORES, INC. EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2002

Investment Valuation

     The Michaels Stores, Inc. Common Stock Fund invests in Michaels common stock and a fractional amount in interest-bearing cash equivalents. Investment in the common stock of the Company is valued at the last reported sales price on the last business day of the Plan year as quoted on the New York Stock Exchange. Investment in shares of registered investment companies is valued based on published prices which represent the net asset values of shares held by the Plan on the last business day of the Plan year. The participant loans receivable is recorded at cost, which approximates fair value. Security transactions are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.     Investments.

     The fair value of investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2002 is as follows:

Fair Value

(In thousands)
Michaels Stores, Inc. Common Stock Fund	$16,782
AIM Liquid Assets Portfolio	14,313
Smith Barney S&P 500 Index Fund	4,664
Strong Government Securities Fund	3,583

     The fair value of investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2001 is as follows:

Fair Value

(In thousands)
Michaels Stores, Inc. Common Stock Fund	$20,001
AIM Liquid Assets Portfolio	14,389
Smith Barney S&P 500 Index Fund	7,246
Strong Government Securities Fund	2,928

MICHAELS STORES, INC. EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2002

     During 2002 the Plan’s investments (including investments purchased, sold or held during the year) appreciated (depreciated) in fair value as follows:

Net Appreciation
(Depreciation)
in Fair Value of
Investments

(In thousands)
Michaels Stores, Inc. Common Stock Fund	$349
Shares of registered investment companies and other	(4,040)

Total	$(3,691)

     The Plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

4.     Administrative Expenses.

     The Employer pays administrative expenses of the Plan, except for investment advisory service fees. The investment advisory service fees are paid by the participants and reflected in the overall returns of the participants’ accounts.

      EIN 75-1943604
PLAN #001

MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN
Schedule G; Part III-Schedule of Non-Exempt Transactions
Year Ended December 31, 2002

(c)
	(b)	Description of transactions
	Relationship to plan,	including maturity date, rate of
(a)	employer or other party-	interest, collateral, par or
Identity of party involved	in-interest	maturity value

Michaels Stores, Inc.	Employer/Plan Sponsor	Contributions of $189,024 for the payroll period ended December 22, 2001 were deposited on January 25, 2002.

Columns (d) through (j) are not applicable

      EIN 75-1943604
PLAN #001

MICHAELS STORES, INC. EMPLOYEES 401(k) PLAN
Schedule H; Line 4i: SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2002
(In thousands)

		c. Description of investment including
	b. Identity of issuer, borrower, lessor	maturity date, rate of interest,
a.	or similar party	collateral, par or maturity value	e. Current value

*	Michaels Stores, Inc.	Common stock fund, par value $.10 per share	$16,782
	AIM Advisors, Inc.	AIM Liquid Assets Portfolio	14,313
*	Smith Barney Mutual Funds	Smith Barney S&P 500 Index Fund	4,664
	Strong Capital Management, Inc.	Strong Government Securities Fund	3,583
	Scudder Investments	Scudder Growth & Income Fund	2,114
	Harris Associates LP	Oakmark Fund	1,956
	Glenmede Advisors, Inc.	Glenmede Institutional International Fund	1,765
	Dreyfus Corporation	Dreyfus US Treasury Long Term Fund	1,479
	Neuberger Berman LLC	Neuberger Berman Focus Trust	1,121
	JPMorgan	JP Morgan US Small Company Fund	1,117
	Gabelli Asset Management Inc.	Gabelli Growth Fund	1,093
	Lazard Capital Management, Inc.	Lazard Small Cap Institutional Fund	972
	Cohen & Steers, Inc.	Cohen & Steers Realty Shares Fund	845
	Dreyfus Corporation	Dreyfus Basic GNMA Fund	607
	Baron Capital Management	Baron Growth Fund	562
	Dreyfus Corporation	Dreyfus Emerging Markets Fund	451
	Janus Capital Corporation	Janus Balanced Fund	395
	Credit Suisse Asset Management, LLC	Warburg Pincus Global Fixed Income Fund	164
*	Participant Loans Receivable	5.25% to 10.5%	2,092

			$56,075

*	Indicates party-in-interest to the Plan

Column (d) is not required as the Plan’s investments are participant-directed, and participant loans receivable have no cost basis.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

MICHAELS STORES, INC. EMPLOYEES 401(k) PLAN

Date: June 27, 2003	By:	/s/ David R. Keepes

David R. Keepes
Treasurer of Michaels Stores, Inc. and
member of the Administration Committee

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EXHIBIT INDEX

Exhibit
Number	Description

23.1	Consent of Ernst & Young LLP (filed herewith).
99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

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